UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number: 001-37871

Gridsum Holding Inc.

South Wing, High Technology Building

No. 229 North 4th Ring Road
Haidian District, Beijing 100083
People’s Republic of China

(86-10) 8261-9988

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On May 1, 2020, Gridsum Holding Inc. (the “Company”) received a letter (the “Nasdaq Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market (“Nasdaq”), indicating that for the last thirty consecutive business days, the Company’s Market Value of Publicly Held Shares (“MVPHS”) had been below the minimum value of $15,000,000 required for continued listing on The Nasdaq Global Select Market under Nasdaq Listing Rule 5450(b)(3)(C).

The Nasdaq Letter has no immediate impact on the listing of the Company’s American depositary shares, each representing one Class B ordinary share of the Company, on The Nasdaq Global Select Market. Pursuant to Nasdaq Listing Rule 5810(c)(3)(D), the Company has been granted a 180-calendar day grace period to regain compliance with the MVPHS requirement. The continued listing standard will be met if the Company’s MVPHS closes at $15,000,000 or more for a minimum of ten consecutive business days during such compliance period.

The Nasdaq Letter further indicated that Nasdaq filed an immediately effective rule change with the U.S. Securities and Exchange Commission on April 16, 2020. Pursuant to the rule change, Nasdaq tolled the compliance period for bid price and MVPHS requirements through June 30, 2020. As a result, the 180-day compliance period will be reinstated on July 1, 2020, and expire on December 28, 2020. Accordingly, if at any time during the tolling period or the 180-day compliance period the Company’s MVPHS closes at $15,000,000 or more for a minimum of ten consecutive business days, the Company will regain compliance with Nasdaq Listing Rule 5450(b)(3)(C), and Nasdaq will provide the Company with written confirmation of compliance.

If the Company does not regain compliance with 5450(b)(3)(C) by December 28, 2020, the Company will receive written notification that its securities are subject to delisting. Alternatively, the Company may consider applying to transfer the Company’s securities to The Nasdaq Capital Market, provided that the Company meets the continued listing requirements of The Nasdaq Capital Market.

The Company intends to monitor its MVPHS and consider available options if its MVPHS is not at a level likely to result in the Company regaining compliance with Nasdaq Listing Rule 5450(b)(3)(C) by December 28, 2020. However, there can be no assurance that the Company will be able to regain compliance with the MVPHS requirement, or that it will otherwise be in compliance with other Nasdaq listing criteria.

This announcement is made in compliance with Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a deficiency notification.

Forward-Looking Statements

This current report on Form 6-K contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Forward-looking statements involve inherent risks and uncertainties. Many factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to general economic conditions in China, unexpected difficulties in pursuit of the Company’s business strategy, unpredictable demand for solutions the Company has developed, difficulties keeping and strengthening relationships with existing customers or expanding the Company’s customer base, availability of additional capital when needed, and uncertainties associated with the Company’s repayment of indebtedness and the Company’s ability to maintain listing for trading on Nasdaq. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other reports filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this current report on Form 6-K is as of the date hereof, and the Company undertakes no duty to update such information except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gridsum Holding Inc.

By:	/s/ Ravi Sarathy
Name:	Ravi Sarathy
Title:	Chief Financial Officer

Date: May 4, 2020

Exhibit Index

Exhibit 99.1 — Press Release dated May 4, 2020